EXHIBIT 12. Statement Re: Computation of Ratio of Earnings to Fixed Charges
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(Unaudited)
Consolidated pretax income	$1,441.0	$2,197.4	$3,374.0	$2,790.0	$3,000.3	$5,889.3
Interest (1)	73.7	282.3	232.9	216.0	187.1	184.2
Less interest capitalized during the period	(12.5)	(57.3)	(47.7)	(54.8)	(38.3)	(24.1)
Earnings	$1,502.2	$2,422.4	$3,559.2	$2,951.2	$3,149.1	$6,049.4
Fixed charges	$73.7	$282.3	$232.9	$216.0	$187.1	$184.2
Ratio of earnings to fixed charges	20.4	8.6	15.3	13.7	16.8	32.8

(1)
Interest is based upon interest expense reported as such in the consolidated condensed statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.